PRESS RELEASE

VEOLIA TRANSDEV BOOSTS ITS PRESENCE IN CHILE
THE GROUP HAS JUST SIGNED TWO NEW CONTRACTS IN SANTIAGO WORTH OVER 300 MILLION EUROS IN COMBINED TURNOVER.

Paris, November 17, 2011 - Five years after commencing operations in Chile, Veolia Transdev has announced that the Transport Ministry has entrusted it with the operation of the bus networks serving the northern (Zone B) and north-east (Zone C) districts of the Chilean capital (7.5 million inhabitants) for a three-year period, starting October 23rd. In accordance with the legal procedures applicable in Chile, the two contracts may subsequently be extended for a further year and a half.

In total, Veolia Transdev now operates nearly 600 buses in Santiago and carries 100 million passengers a year there.

The turnover of Veolia Transdev’s local subsidiary, Redbus, will exceed 70 million euros in 2012 and should rapidly pass the 100 million euro mark due to the country’s strong growth - from 4 to 6% in recent years – and the modernisation of public transport services in the Chilean capital.

Selected by the Ministry after a tender process on account of its excellent operational performance and favourable opinion poll results on the quality of its services, the local Veolia Transdev subsidiary Redbus is continuing with its operating contract for Zone C (292 buses, 45 million passengers transported annually) as well as launching operations in the neighbouring Zone B, the size of which is similar (291 buses, 54 million passengers transported each year).

“We are delighted that our efforts have been appreciated and rewarded by the Chilean authorities. We now have a sizeable and highly visible operation in Santiago, especially for countries looking to modernise their public transport systems. These new contracts are supporting us in our policy of increasing our presence in countries with strong development potential”, commented Jérôme Gallot, Managing Director of Veolia Transdev, on a visit to Santiago on 14 and 15 November.

Currently, Veolia Transdev employs 2,300 persons in Chile. A multi-year company agreement was signed last October, envisaging salary agreements and ambitious staff training initiatives. In 2009, Redbus was voted “best company in the country for its social climate” by the Chilean national federation of drivers’ unions.

These tender invitations are taking place within the framework of a redistribution of the feeder zones within the conurbation’s urban transport system, TRANSANTIAGO, for which the contracts expire at the end of October.

Veolia Transdev 36-38, avenue Kléber - F 75116 Paris veoliatransdev.com

About Veolia Transdev

Born out of the merger of Veolia Transport and Transdev, a subsidiary of Veolia Environment and Caisse des Dépôts, Veolia Transdev is the world’s leading private player in the field of sustainable transport. Veolia Transdev advises and supports regional authorities, from the pre-project stage to the daily operation of public transport networks, including project management assistance. With 119,000 staff in 27 countries, the group operates 60,000 vehicles and 25 tram systems.

In 2010, Veolia Transport and Transdev generated a combined turnover of 8.2 billion euros.
www.veoliatransdev.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Media contacts:
Bruno Negro, Director of Corporate Communications
T. + 33 (0)1 44 09 23 15
bruno.negro@veoliatransdev.com

International Media Relation Manager
Laurence Audebert
T. + 33 (0)1 41 09 24 08
laurence.audebertsoregaroli@veoliatransdev.com